UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Coronado Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

21976U109

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 21976U109	Page 2 of 6

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Lindsay A. Rosenwald, M.D.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person with:	5.	Sole Voting Power 3,594,511 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,594,511 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,594,511 (1)

(1)	Does not include (i) 453,822 shares of common stock held by the LAR Family Trusts, (ii) 11,047 shares of common stock underlying warrants held by the LAR Family Trusts or (iii) 1,000,000 shares of common stock held by trusts established for the benefit of Dr. Rosenwald’s Family, over which Dr. Rosenwald does not have any voting or dispositive power.

CUSIP No. 21976U109	Page 3 of 6

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 14.72% (2)
12.	Type of Reporting Person IN

Item 1	(a)	Name of Issuer

Coroando Biosciences, Inc. (the “Issuer”)

Item 1	(b)	Address of Issuer’s Principal Executive Offices

24 New England Executive Park Burlington, MA 01803

Item 2	(a)	Name of Person Filing

Lindsay A. Rosenwald, M.D.

Item 2	(b)	Address of Principal Business Office, or if none, Residence

c/o Coronado Biociences, Inc. 24 New England Executive Park Burlington, MA 01803

Item 2	(c)	Citizenship

United States

Item 2	(d)	Title of Class of Securities

Common Stock, $0.001 par value (“Common Stock”)

(2)	Based on 24,400,759 shares of common stock outstanding as of December 31, 2012, as provided by the Issuer.

CUSIP No. 21976U109	Page 4 of 6

Item 2	(e)	CUSIP Number

21976U109

Item 3.		Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable

Item 4.		Ownership

	(a)	Amount Beneficially Owned

As of the date hereof, the Reporting Person beneficially owns an aggregate of 3,594,511 shares of Common Stock, consisting of (i) 2,659,001 shares of Common Stock held directly by Dr. Rosenwald, (ii) 742,861 shares of Common Stock held by Paramount Biosciences, LLC, (iii) 170,983 shares of Common Stock held by Capretti Grandi LLC and (iv) 21,666 shares of Common Stock issuable upon the exercise of options held by Dr. Rosenwald exercisable in the next 60 days. Dr. Rosenwald has voting and dispositive control over the shares of Common Stock held by Paramount Biosciences, LLC and Capretti Grandi LLC. Does not include (i) 453,822 shares of Common Stock held by the LAR Family Trusts, (ii) 11,047 shares of Common Stock underlying warrants held by the LAR Family Trusts or (iii) 1,000,000 shares of Common Stock held by trusts established for the benefit of Dr. Rosenwald’s family, over which Dr. Rosenwald does not have any voting or dispositive control.

Percent of Class

14.72%, based on 24,400,754 shares of common stock of the Issuer outstanding as of December 31, 2012, as provided by the Issuer.

	(b)	Number of shares as to which the person has;

(i) sole power to vote or direct the vote:

3,594,511

(ii) shared power to vote or direct the vote:

0

(iii) sole power to dispose or direct the disposition of:

3,594,511

(iv) shared power to dispose or direct the disposition of:

0

Item 5.		Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.		Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

CUSIP No. 21976U109	Page 5 of 6

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

CUSIP No. 21976U109	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

/s/ Lindsay A. Rosenwald, M.D.
Lindsay A. Rosenwald, M.D.